FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang
Jiashan, Zhejiang 314117
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           N/A

SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: March 4, 2009

Exhibit Index

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

ReneSola Announces Selected Preliminary Fourth Quarter and Full Year 2008 Results

-- Company’s full year 2008 results meet or exceed high end of revenue and production output guidance
-- Company provides full year 2009 net revenue and production capacity outlook

JIASHAN, China, March 3, 2009 – ReneSola Ltd (“ReneSola” or the “Company”), a leading global manufacturer of solar wafers, today announced selected preliminary financial results for the fourth quarter and full year 2008 and provided net revenue and production capacity outlook for 2009.

ReneSola estimates fourth quarter 2008 net revenues in the range of US$157 million to US$159 million and production output of approximately 112 megawatts (“MW”). For the full year 2008, the Company expects net revenues in the range of US$669 million to US$671 million and production output of approximately 363 MW. These estimates are at or above the high end of the Company’s previously issued full year 2008 guidance of US$640 million to US$670 million in net revenues and 340 MW to 350 MW in total production output.

“We are pleased that we have been able to achieve our net revenue, production output and capacity expansion targets for 2008 despite the challenges within the industry as a result of the global financial crisis,” commented Mr. Xianshou Li, ReneSola’s chief executive officer. “Our ability to reach these milestones during trying times demonstrates our effectiveness in executing against our business plan; shows the market’s increased recognition of our high quality products; and reflects our position as a leading global wafer manufacturer.”

Mr. Li continued, “We have witnessed significant downward pressure on wafer ASPs and gross margin since late 2008 as industry demand has been negatively impacted by the broader repercussions of the financial crisis and seasonality.”

For the fourth quarter 2008, ReneSola expects to record write-downs of approximately US$130 million to US$140 million against the net realizable value of inventories as a result of the rapid decrease in the market price and value of feedstock such as polysilicon and scrap silicon materials, work in progress materials and finished solar wafers. As a result of the write-downs, ReneSola expects to report a net loss in the range of US$125 million to US$130 million for the quarter.

Mr. Li concluded, “The price recalibrations witnessed from the fourth quarter of 2008 have resulted in margin compression and inventory write-downs for many participants in the industry.  However, the affordability, competitiveness and popularity of solar energy should rise exponentially as solar generated electricity nears grid parity. Despite recent challenges, we remain confident in the mid- to long-term prospects of the industry and believe that ReneSola is well positioned to ride out the storm through our continual focus on cost reduction, prudent expansion in line with market demand, solid cash position, and significant pre-sold output for the year.”

2009 Outlook

ReneSola estimates net revenues for 2009 to be in the range of US$650 million to US$700 million and full year production output of between 620 MW to 670 MW. The Company expects to achieve wafer manufacturing capacity of 825 MW by July 2009.

Fourth Quarter and Full Year 2008 Earnings

ReneSola will report its unaudited financial results for the fourth quarter and full year ended December 31, 2008 before the U.S. market opens on Thursday, March 12, 2009. Dial-in details will be distributed in a separate announcement.

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading global manufacturer of solar wafers based in China. Capitalizing on proprietary technologies and technical know-how, ReneSola manufactures monocrystalline and multicrystalline solar wafers. In addition, ReneSola strives to enhance its competitiveness through upstream integration into virgin polysilicon manufacturing. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM market of the London Stock Exchange (AIM: SOLA). For more information about ReneSola, please visit www.renesola.com.

Safe Harbor Statement

This press release may contain statements that constitute ''forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission, including our registration statement on Form F-1. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

For investor and media inquiries, please contact:

In China:

Mr. Charles Bai
ReneSola Ltd
Tel:   +86 (573) 8477-3061
E-mail:  charles.bai@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:   +86 (10) 8520-6284
E-mail:  derek.mitchell@ogilvy.com

In the United States:

Mr. Thomas Smith
Ogilvy Financial, New York
Tel:   +1 (212) 880-5269
E-mail:  thomas.smith@ogilvypr.com

In the United Kingdom:

Mr. Tim Feather / Mr. Richard Baty
Hanson Westhouse Limited, London
Tel: +44 (0) 20-7601-6100
E-mail:  tim.feather@hansonwesthouse.com
richard.baty@hansonwesthouse.com